UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

BUTLER NATIONAL CORPORATION
 (Exact Name of Registrant as Specified in its Charter)

Kansas
 (State or Other Jurisdiction of Incorporation)
0-1678 (Commission File Number)	41-0834293 (IRS Employer Identification No.)
19920 W. 161st Street, Olathe, Kansas (Address of Principal Executive Offices)	66062 (Zip Code)

913-780-9595
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report of Butler National Corporation for the year ended December 31, 2015 is filed herewith No. Exhibit 1.01 hereto and is publically available at www.butlernational.com.

Section 2 – 2.01 Exhibits
Item                          2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER NATIONAL CORPORATION (Registrant)
May 31, 2016 Date	/S/ Clark D. Stewart Clark D. Stewart (President and Chief Executive Officer)
May 31, 2016 Date	/S/ Craig D. Stewart Craig D. Stewart (Chief Financial Officer)